Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports Comparable Store Sales Increase of 11.1% for September

HOUSTON, TX, October 1, 2012 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the five week September period ended September 29, 2012 increased 13.7% to $134 million from $118 million in the prior year five week September period ended October 1, 2011. Comparable store sales for the September period increased 11.1%. The Company noted that it was reporting its sales results earlier than normal due to its participation at the Telsey Advisory Group's Fall Consumer Conference on October 2, 2012.

Every merchandise category achieved a comparable store sales increase during September, with footwear, home & gifts, junior sportswear, misses sportswear, petites and plus sizes leading the way with gains that exceeded the Company average. Geographically, the South Central, Southwest and Northeast regions all outperformed.

SALES SUMMARY

	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2012	2011	2012	2011
1st Quarter	2.5	0.2	366	346
2nd Quarter	5.4	0.9	381	353
August	6.5	(1.7)	124	113
September	11.1	(0.7)	134	118
Quarter-To-Date	8.8	(1.2)	258	231
Year-To-Date (8 Mos)	5.2	0.1	1,005	930

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Michael Glazer, President and Chief Executive Officer, commented, "September was an outstanding month for our company, as gains across all of our families of business drove our double-digit comparable store sales increase. September began with strong back-to-school sales and the positive momentum carried throughout the month, resulting in solid full price selling of our fall selections. Our customers are clearly reacting favorably to our merchandising and marketing initiatives, with even more excitement planned for the upcoming holiday season."

<u>Store Activity</u>

The Company also reported today that it opened new Goody's stores in Morehead City, NC and Decatur, AL. New Steele's stores were also opened in Nacogdoches and Ft. Stockton, TX, Greenwood, MS and Emporia, KS.

<u>About Stage Stores</u>

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 842 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at <u>www.stagestoresinc.com</u>.

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